Exhibit 99.1

PRESS RELEASE

ASPEN REPORTS RESULTS FOR THE
TWELVE MONTHS ENDED DECEMBER 31, 2020

Hamilton, Bermuda, March 31, 2021 - Aspen Insurance Holdings Limited (“Aspen”) (NYSE: AHL) reported results today for the twelve months ended December 31, 2020.

Mark Cloutier, Group Executive Chairman and Chief Executive Officer, commented: “COVID-19 meant that 2020 was a year more challenging than many of us can remember with both profound human and economic consequences. While the vaccine program gives cause for optimism, there can be no doubts that the pandemic will have a deep and lasting impact on business and society. I am very proud of the way our team at Aspen responded to the events of last year; we stood by our clients to pay valid claims, continued to selectively write new business to give our trading partners support and confidence, and saw our people demonstrate admirable commitment, determination and expertise in what were extremely trying circumstances for many. I am also proud of and humbled by the generosity and care displayed by so many Aspen team members in their response to the needs of those less fortunate and more severely impacted by the pandemic.

“Although we are reporting a combined ratio of 107.3%, reflecting losses experienced due to COVID-19 and a significant catastrophe year, our underlying performance gives me great encouragement around the progress we are making as a business including successfully reducing our catastrophe exposure. Alongside this, our focus on underwriting discipline can be seen in our operating combined ratio, which improved significantly to an impressive 91.8%, and our accident year ex-catastrophe* loss ratio, which improved to 58.5% compared to 64.3% in 2019. This performance was achieved through a reshaping of our book which saw us dispose of, or non-renew, business that no longer matches our underwriting strategy. Additionally, we increased gross written premiums to $3.7 billion, up from $3.4 billion in 2019, as we continue to see improving trading conditions.
“During 2020, we continued our journey to transform the business. This includes refocusing on insurance and reinsurance lines and classes of business where we have the expertise, product set and market presence to generate underwriting profits across market cycles; expanding our capital markets capabilities; and implementing a strategic asset allocation aimed at improving yields in our investment portfolio. In our capital markets business, total capital grew to just over $800 million while fee income arising from Aspen Capital Markets (“ACM”) operations increased $16.9 million year over year to $32.6 million. In addition to providing additional income, ACM has played an important role in our efforts to manage down earnings volatility. We view our capital markets business and investors as key partners in our future growth and innovation efforts.

The results of our efforts to simplify the business model and pursue greater efficiency began to emerge in 2020 with our operating expense ratio improving by 2.4% to 14.9% compared to 17.3% for the prior year.

In October, 2020, sister companies of our shareholder successfully raised $500.0 million through a bond issuance contributing $268.0 million to Aspen. This equity contribution strengthens Aspen’s position as a major market participant, providing incremental capital that enhances our ability to write new insurance in a favorable market environment where pricing and terms continue to improve. This capital contribution is a strong statement of confidence in Aspen, the trajectory we are on and our successful progress in reshaping the business.

At the same time, we are working hard to create a culture at Aspen that can attract and retain the very best talent. As part of this we continue to build an inclusive environment that encourages and empowers a diverse group of people, while also taking steps to consider how we can best manage our impact on the environment and positively affect the communities we serve.

“As we look ahead to 2021, we are well-positioned in a market that we believe will continue to see rate momentum. We experienced a positive January renewal period and our capital position, multiple platforms, healthy relationship with our distribution partners, and reputation for technical expertise mean we are well placed to achieve our objective of becoming a top quartile specialty (re)insurer in the near term.

I would like to thank our people for what they have helped us achieve in a uniquely difficult year, and I am pleased to be able to look to the future with confidence and optimism.”

Key strategic and financial highlights

Continued transformation with improved underlying underwriting performance
•Gross written premiums of $3,703.6 million for 2020, an increase of 7.6% compared to $3,442.4 million for 2019, due to improved market conditions and maintaining our strong market position despite significant reshaping of the underwriting portfolio in recent years for business that did not meet our profitability requirements or risk appetite.

•General, administrative and corporate expenses, excluding non-operating expenses, of $378.2 million in 2020 down from $396.0 million in 2019 with an operating expense ratio of 14.9% in 2020 compared with 17.3% in 2019.

•Investment income of $154.6 million for the twelve months ended December 31, 2020 compared to $197.3 million for the twelve months ended December 31, 2019.

•Net loss after tax of $(40.1) million and an operating loss after tax of $(37.2) million in 2020 driven by above average catastrophe losses, including losses associated with COVID-19 of $181.2 million, and losses incurred on interest rate swaps totaling $81.1 million.

•Catastrophe losses of $360.8 million in 2020 compared to $143.2 million in 2019. Catastrophe losses in 2020 included losses associated with COVID-19 totaling $181.2 million.

•The combined ratio, excluding non-operating expenses, of 106.0% in 2020, compared to 108.5% in 2019, was impacted by 2.2% percentage points from legacy business.

•Total comprehensive income after preference dividends and non-controlling interests of $8.4 million in 2020 compared with a total comprehensive loss of $145.9 million in 2019.

Strong capital and reserve position

•Group capital position remains robust, with capital reserves of $2,997.6 million as of December 31, 2020, an increase of $272.1 million compared with $2,725.5 million as of December 31, 2019.

Further significant progress in efforts to strengthen Aspen’s global platform

•Capital base bolstered through receipt of $268.0 million in capital contributions from our shareholder following successful bond issue by its sister companies.

•Closed transaction for an Adverse Development Cover reinsurance agreement with a subsidiary of Enstar Group Limited to reinsure losses incurred on or prior to December 31, 2019.

•Our capital markets business contributed total fee income of $32.6 million, split $23.6 million within our reinsurance segment, and $9.1 million within our insurance segment. Total capital grew to just over $800 million at December 31, 2020, an increase of $100 million compared to December 31, 2019, reflecting our view that capital markets business and investors are key partners in our further growth and innovation efforts.

•Successfully reorganized and simplified operating model around key segments and made a number of senior appointments to the leadership team.

•Continued to refocus underwriting portfolio on core products including transactions to sell business that no longer fits our underwriting strategy, including certain U.S. crop and agricultural business, Surety insurance and U.S. Product Recall.

•Ongoing commitment to building an inclusive and diverse business for all employees and continued focus on implementing a comprehensive environmental, social and governance (“ESG”) strategy, including offsetting our carbon footprint and working to develop and implement a responsible portfolio review of business lines and classes. In addition, our corporate social responsibility (“CSR”) program provided funding and support to help and support our communities during COVID-19.

*Catastrophe losses in 2020 are defined as losses associated with COVID-19, Hurricanes Isaias and Laura, wildfires in California and other weather-related events. Catastrophe losses in 2019 were defined as losses associated with Hurricane Dorian, Typhoons Faxai and Hagibis in Japan, and other weather-related events in India, Australia and the U.S.

Non-GAAP financial measures are used throughout this release. For additional information and reconciliation of non-GAAP financial measures, refer to the end of this press release.
Refer to "Cautionary Statement Regarding Forward-Looking Statements" at the end of this press release.

Operating highlights for the twelve months ended December 31, 2020
•Gross written premiums increased by 7.6% to $3,703.6 million in 2020 compared with $3,442.4 million in 2019.

•Net written premiums increased by 6.4% to $2,582.9 million in 2020 compared with $2,427.9 million in 2019. The retention ratio in 2020 was 69.7% compared with 70.5% in 2019.

•Loss ratio of 72.7% in 2020 compared with 73.2% in 2019. The loss ratio for 2020 included $360.8 million, or 14.2 percentage points, of catastrophe losses, net of reinsurance recoveries, compared with $143.2 million, or 6.3 percentage points, in 2019.

Catastrophe losses of $360.8 million for 2020 included losses associated with COVID-19 totaling $181.2 million.

•Net favorable development on prior year loss reserves of $0.9 million had a negligible effect on the loss ratio in 2020, compared with net unfavorable development of $59.5 million which increased the loss ratio by 2.6 percentage points in 2019.

•Accident year loss ratio excluding catastrophes of 58.5% for 2020 compared with 64.3% for 2019.

•Total expense ratio of 34.6% and total expense ratio (excluding non-operating expenses) of 33.3% for 2020 compared with 40.7% and 35.3%, respectively, for 2019. Non-operating expenses in 2020 were $32.7 million compared with $125.6 million in 2019. Non-operating expenses in 2020 included $18.2 million of expenses related to severance, retention and other activities associated with the transaction with the Apollo Funds and other strategic expense saving initiatives, $12.9 million of impairment charges related to lease assets as a result of sub-leasing certain office space, and $1.6 million of other non-operating expenses.

•Operating (loss) after tax of $(37.2) million for the twelve months ended December 31, 2020 compared with an operating loss of $(48.4) million for the twelve months ended December 31, 2019.

•Net loss after tax of $(40.1) million for the twelve months ended December 31, 2020 compared with a net loss of $(241.7) million for the twelve months ended December 31, 2019. The net loss included an underwriting loss, including corporate expenses, of $(152.1) million, compared to an underwriting loss of $(195.1) million, including corporate expenses, for the twelve months ended December 31, 2019. Investment income was $154.6 million in 2020, compared with $197.3 million for 2019, as well as $(10.0) million of net realized and unrealized investment losses, compared with net realized and unrealized investment losses of $(44.0) million in 2019.

The net loss in 2020 also included $3.6 million of net realized and unrealized foreign exchange gains, including foreign exchange contracts, compared with $(25.8) million of net realized and unrealized foreign exchange losses in 2019.

Segment highlights for the twelve months ended December 31, 2020

•Insurance
◦Gross written premiums of $2,042.8 million in 2020, an increase compared with $1,956.9 million in 2019 due to growth in both financial and professional lines insurance and property and casualty line insurance as a result of improved market conditions, partially offset by reductions in marine, aviation and energy insurance primarily as a result of exiting certain lines of business and products following completion of strategic reviews.
◦Net written premiums of $1,280.8 million, an increase of 8.8% compared with $1,176.8 million in 2019 primarily due to growth in gross written premiums Our retention ratio increased to 62.7% in 2020 compared to 60.1% in 2019.
◦Loss ratio of 71.1% in 2020 compared with 73.4% in 2019. The loss ratio included catastrophe losses of $116.8 million, or 9.4 percentage points, net of reinsurance recoveries, in 2020, including $52.5 million of losses associated with COVID-19.

◦Prior year net unfavorable reserve development of $35.2 million increased the loss ratio by 2.8 percentage points in 2020. Prior year net unfavorable development of $114.4 million increased the loss ratio by 11.0 percentage points in 2019. Reserve strengthening in the insurance segment totaling $35.2 million, primarily from reserve strengthening on property and casualty line insurance.
◦Accident year loss ratio excluding catastrophes was 58.9% in 2020 compared with 60.7% in 2019, reflecting actions taken to enhance underwriting performance via the exist of underperforming lines.

•Reinsurance
◦Gross written premiums of $1,660.8 million, an increase of 11.8% in 2020 compared with $1,485.5 million in 2019 due to growth in premiums written in casualty reinsurance, property catastrophe reinsurance and other property reinsurance, partially offset by a reduction in specialty reinsurance lines.
◦Net written premiums of $1,302.1 million, an increase of 4.1% compared with $1,251.1 million in 2019. Our retention ratio decreased to 78.4% in 2020 compared to 84.2% in 2019, due to an additional outwards reinsurance program purchased on our casualty reinsurance lines.
◦Loss ratio of 74.2% in 2020 compared with 73.1% in 2019. The loss ratio included catastrophe losses of $244.0 million, or 18.9 percentage points, net of reinsurance recoveries, in 2020, including $128.7 million from losses associated with COVID-19.
◦Prior year net favorable reserve development of $36.1 million reduced the loss ratio by 2.8 percentage points in 2020. Prior year net favorable reserve development of $54.9 million reduced the loss ratio by 4.4 percentage points in 2019. Reserve releases in the reinsurance segment totaling $36.1 million, which arose primarily from casualty reinsurance, property catastrophe reinsurance and other property reinsurance, partially offset by unfavorable development on specialty reinsurance lines.
◦Accident year loss ratio excluding catastrophes was 58.1% in 2020 compared with 67.4% in 2019, reflecting the decision to exit Credit and Surety business lines which experienced significant losses in 2019.

Investment performance

•Investment income of $154.6 million for the twelve months ended December 31, 2020 compared with $197.3 million for the twelve months ended December 31, 2019.

•Net realized and unrealized investment losses reported in the statement of income of $10.0 million for the twelve months ended December 31, 2020 consisted of a loss of $81.1 million associated with the interest- rate swaps offsetting investment gains of $71.1 million primarily from the fixed income portfolio. In addition, $108.5 million of unrealized investment gains were recognized through other comprehensive income in the twelve months ended December 31, 2020.

•The total return on Aspen’s managed investment portfolio was 3.1% for the twelve months ended December 31, 2020 and reflects net investment income and net realized and unrealized gains and losses mainly in the fixed income portfolio and losses associated with interest rate-swaps.

•Aspen’s investment portfolio as at December 31, 2020 consisted primarily of high quality fixed income securities with an average credit quality of “AA”. The average duration of the fixed income portfolio was 2.74 years as at December 31, 2020.
•Book yield on the fixed income portfolio as at December 31, 2020 was 2.34% compared with 2.74% as at December 31, 2019.

Capital and Debt

•Total shareholders’ equity was $2,997.6 million as at December 31, 2020, an increase of $272.1 million compared with $2,725.5 million as at December 31, 2019.
•During the fourth quarter of 2020, Aspen received additional capital contributions totaling $268.0 million from its immediate parent company.

Earnings materials
The earnings press release for the year ended December 31, 2020 will be published on Aspen’s website at www.aspen.co.

For further information please contact

Helen Rose, Chief Accounting Officer, Aspen
Helen.Rose@Aspen.co
+44 20 7184 8953

Aspen Insurance Holdings Limited
Summary consolidated balance sheet (unaudited)
$ in millions

	As at December 31, 2020	As at December 31, 2019

ASSETS
Total investments	$5,755.3	$6,771.4
Cash and cash equivalents	1,747.3	1,030.5
Reinsurance recoverables	3,648.9	2,763.5
Premiums receivable	1,279.8	1,318.4
Other assets	754.1	696.7
Total assets	$13,185.4	$12,580.5

LIABILITIES
Losses and loss adjustment expenses	$7,165.3	$6,951.8
Unearned premiums	1,817.4	1,737.7
Other payables	905.2	865.7
Long-term debt	299.9	299.8
Total liabilities	$10,187.8	$9,855.0

SHAREHOLDERS’ EQUITY
Total shareholders’ equity	2,997.6	2,725.5
Total liabilities and shareholders’ equity	$13,185.4	$12,580.5

Aspen Insurance Holdings Limited
Summary consolidated statement of income (unaudited)
$ in millions, except ratios

	Twelve Months Ended
	December 31, 2020	December 31, 2019
UNDERWRITING REVENUES
Gross written premiums	$3,703.6	$3,442.4
Premiums ceded	(1,120.7)	(1,014.5)
Net written premiums	2,582.9	2,427.9
Change in unearned premiums	(50.3)	(134.6)
Net earned premiums	2,532.6	2,293.3
UNDERWRITING EXPENSES
Losses and loss adjustment expenses	1,840.8	1,679.7
Amortization of deferred policy acquisition costs	465.7	412.7
General, administrative and corporate expenses	378.2	396.0
Total underwriting expenses	2,684.7	2,488.4

Underwriting (loss) including corporate expenses	(152.1)	(195.1)

Net investment income	154.6	197.3
Interest expense (1)	(33.9)	(20.2)
Other income (2)	39.0	0.1
Total other revenue	159.7	177.2

Non-operating expenses (3)	(32.7)	(125.6)
Net realized and unrealized exchange gains/(losses) (4)	3.6	(25.8)
Net realized and unrealized investment (losses) (5)	(10.0)	(44.0)
Realized (loss) on debt extinguishment	—	(5.5)
(LOSS) BEFORE TAX	(31.5)	(218.8)
Income tax (expense)	(8.6)	(22.9)
NET (LOSS) AFTER TAX	(40.1)	(241.7)
Dividends paid on preference shares	(44.5)	(35.9)
Proportion due to non-controlling interest	—	1.2
Retained (loss)	$(84.6)	$(276.4)

Loss ratio	72.7%	73.2%
Policy acquisition expense ratio	18.4%	18.0%
General, administrative and corporate expense ratio	16.2%	22.7%
General, administrative and corporate expense ratio (excluding non-operating expenses) / Operating expense ratio	14.9%	17.3%
Expense ratio	34.6%	40.7%
Expense ratio (excluding non-operating expenses)	33.3%	35.3%
Combined ratio	107.3%	113.9%
Combined ratio (excluding non-operating expenses)	106.0%	108.5%

(1) Interest expense includes interest on deferred premium payments for an adverse development cover.
(2) Includes the gain on the sale of our Surety business of $43.1 million, which has been classified as non-operating income. A gain contingency of up to $10.0 million could be realized in future periods, dependent upon premium production levels prescribed in the sale agreement.
(3) Non-operating expenses includes expenses in relation to severance, retention awards, amortization of intangible assets, impairment of leased assets and other non-recurring costs.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) Includes the net realized and unrealized gains/(losses) from interest rate swaps.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Twelve Months Ended December 31, 2020
	Reinsurance	Insurance	Total

Gross written premiums	$1,660.8	$2,042.8	$3,703.6
Net written premiums	1,302.1	1,280.8	2,582.9
Gross earned premiums	1,616.4	2,027.1	3,643.5
Net earned premiums	1,292.1	1,240.5	2,532.6
Losses and loss adjustment expenses	958.6	882.2	1,840.8
Amortization of deferred policy acquisition expenses	246.0	219.7	465.7
General and administrative expenses	110.8	197.2	308.0
Underwriting (loss)	$(23.3)	$(58.6)	$(81.9)

Net investment income			154.6
Net realized and unrealized investment (losses) (1)			(10.0)
Corporate expenses			(70.2)
Non-operating expenses (2)			(32.7)
Other income (3)			39.0
Interest expense			(33.9)
Net realized and unrealized foreign exchange gains (4)			3.6
(Loss) before tax			$(31.5)
Income tax (expense)			(8.6)
Net (loss)			$(40.1)
Ratios
Loss ratio	74.2%	71.1%	72.7%
Policy acquisition expense ratio	19.0%	17.7%	18.4%
General and administrative expense ratio (5)	8.6%	15.9%	16.2%
General and administrative expense ratio (excluding non-operating expenses) / Operating expense ratio (6)	8.6%	15.9%	14.9%
Expense ratio	27.6%	33.6%	34.6%
Expense ratio (excluding non-operating expenses)	27.6%	33.6%	33.3%
Combined ratio	101.8%	104.7%	107.3%
Combined ratio (excluding non-operating expenses)	101.8%	104.7%	106.0%
Accident Year Ex-cat Loss Ratio
Loss ratio	74.2%	71.1%	72.7%
Prior year loss development	2.8%	(2.8)%	—%
Catastrophe losses	(18.9)%	(9.4)%	(14.2)%
Accident year ex-cat loss ratio	58.1%	58.9%	58.5%

(1) Includes the net realized and unrealized gains/(losses) from interest rate swaps.
(2) Non-operating expenses includes expenses in relation to severance, retention awards, amortization of intangible assets, impairment of leased assets and other non-recurring costs.
(3) Includes the gain on the sale of our Surety business of $43.1 million, which has been classified as non-operating income. A gain contingency of up to $10.0 million could be realized in future periods, dependent upon premium production levels prescribed in the sale agreement.
(4) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(5) The total group general and administrative expense ratio includes the impact from corporate expenses, and non-operating expenses.
(6) The total group general and administrative expense ratio includes the impact from corporate expenses.

Aspen Insurance Holdings Limited
Summary consolidated segment information (unaudited)
$ in millions, except ratios

	Twelve Months Ended December 31, 2019
	Reinsurance	Insurance	Total

Gross written premiums	$1,485.5	$1,956.9	$3,442.4
Net written premiums	1,251.1	1,176.8	2,427.9
Gross earned premiums	1,494.9	1,927.5	3,422.4
Net earned premiums	1,255.2	1,038.1	2,293.3
Losses and loss adjustment expenses	917.9	761.8	1,679.7
Amortization of deferred policy acquisition expenses	264.9	147.8	412.7
General and administrative expenses	111.7	229.8	341.5
Underwriting (loss)	$(39.3)	$(101.3)	$(140.6)

Net investment income			197.3
Net realized and unrealized investment (losses) (1)			(44.0)
Realized (loss) on debt extinguishment			(5.5)
Corporate expenses			(54.5)
Non-operating expenses (2)			(125.6)
Other income			0.1
Interest expense			(20.2)
Net realized and unrealized foreign exchange (losses) (3)			(25.8)
(Loss) before tax			$(218.8)
Income tax benefit			(22.9)
Net (loss)			$(241.7)
Ratios
Loss ratio	73.1%	73.4%	73.2%
Policy acquisition expense ratio	21.1%	14.2%	18.0%
General and administrative expense ratio (4)	8.9%	22.1%	22.7%
General and administrative expense ratio (excluding non-operating expenses) / Operating expense ratio (5)	8.9%	22.1%	17.3%
Expense ratio	30.0%	36.3%	40.7%
Expense ratio (excluding non-operating expenses)	30.0%	36.3%	35.3%
Combined ratio	103.1%	109.7%	113.9%
Combined ratio (excluding non-operating expenses)	103.1%	109.7%	108.5%
Accident Year Ex-cat Loss Ratio
Loss ratio	73.1%	73.4%	73.2%
Prior year loss development	4.4%	(11.0)%	(2.6)%
Catastrophe losses	(10.1)%	(1.7)%	(6.3)%
Accident year ex-cat loss ratio	67.4%	60.7%	64.3%

(1) Includes the net realized and unrealized gains/(losses) from interest rate swaps.
(2) Non-operating expenses includes $103.4 million of costs related to or triggered by the transaction with the Apollo Funds, severance, retention and other costs, and $22.2 million of expenses related to the operational effectiveness and efficiency program, including $12.3 million of impairment charges related to leased assets as a result of sub-leasing certain office space.
(3) Includes the net realized and unrealized gains/(losses) from foreign exchange contracts.
(4) The total group general and administrative expense ratio includes the impact from corporate expenses, and non-operating expenses.
(5) The total group general and administrative expense ratio includes the impact from corporate expenses.

Aspen Insurance Holdings Limited
Non-GAAP supplementary summary consolidated segment information (unaudited)
$ in millions, except ratios

The following tables present supplementary financial information regarding our two reporting segments, Reinsurance and Insurance, as at December 31, 2020 and December 31, 2019, to show the impact on our financial performance from the business which we have ceased underwriting and has been classified as “Legacy”. “Legacy” business in the 2019 table has been represented on a like for like basis, meaning all the same lines of business have been included as Legacy in both the 2020 and 2019 tables, notwithstanding that certain lines of business were not yet classified as Legacy as at December 31, 2019 (e.g. Surety Insurance and certain U.S. Crop and Agricultural Business. We believe this presentation provides for a more complete understanding of the impact that these lines of business have had on our underlying performance.

	Twelve Months Ended December 31, 2020
	Reinsurance			Insurance
	Ongoing	Legacy (1)	Reinsurance Total	Ongoing	Legacy (2)	Insurance Total	Group Total

Net earned premiums	1,008.5	283.6	1,292.1	1,083.7	156.8	1,240.5	2,532.6
Losses and loss adjustment expenses	711.9	246.7	958.6	730.8	151.4	882.2	1,840.8
Amortization of deferred policy acquisition expenses	216.0	30.0	246.0	172.7	47.0	219.7	465.7
General and administrative expenses	107.3	3.5	110.8	179.5	17.7	197.2	308.0
Underwriting (loss)/gain	$(26.7)	$3.4	$(23.3)	$0.7	$(59.3)	$(58.6)	$(81.9)

Net investment income							154.6
Net realized and unrealized investment (losses)							(10.0)
Realized (loss) on debt extinguishment							—
Corporate expenses							(70.2)
Amortization and non-recurring expenses							(32.7)
Other income							39.0
Interest expense							(33.9)
Net realized and unrealized foreign exchange gains							3.6
(Loss) before tax							$(31.5)
Income tax charge							(8.6)
Net (loss)							$(40.1)
Ratios
Loss ratio	70.6%	87.0%	74.2%	67.4%	96.6%	71.1%	72.7%
Policy acquisition expense ratio	21.4%	10.6%	19.0%	15.9%	30.0%	17.7%	18.4%
General and administrative expense ratio	10.6%	1.2%	8.6%	16.6%	11.3%	15.9%	16.2%
Expense ratio	32.0%	11.8%	27.6%	32.5%	41.3%	33.6%	34.6%
Combined ratio	102.6%	98.8%	101.8%	99.9%	137.9%	104.7%	107.3%
Accident Year Ex-cat Loss Ratio
Loss ratio	70.6%	87.0%	74.2%	67.4%	96.6%	71.1%	72.7%
Prior year loss development	3.4%	0.8%	2.8%	(0.5)%	(19.0)%	(2.8)%	—%
Catastrophe losses	(23.9)%	(1.2)%	(18.9)%	(8.7)%	(14.1)%	(9.4)%	(14.2)%
Accident year ex-cat loss ratio	50.1%	86.6%	58.1%	58.2%	63.5%	58.9%	58.5%
________________

Legacy reflects business we have elected to cease underwriting following a series of strategic underwriting reviews.
(1) Legacy (reinsurance) represents:
(i) U.S. crop insurance business which was previously written on a reinsurance basis through a strategic partnership until disposed of in Q4 2020;
(ii) our global credit and surety reinsurance business that we ceased underwriting during Q3 2019; and

(iii) and our U.S. Agricultural business written via AgriLogic which was sold in December 2017.

(2) Legacy (insurance) represents:
(i) U.S. surety business, which in July 2020 was subject to a renewal rights transaction;
(ii) includes international marine and energy liability products, and our global accident and health line of business, which, following a strategic review of our underwriting portfolio that began in December 2019, we determined to cease underwriting and started to wind down in February 2020 and March 2020, respectively;
(iii) professional liability and property and casualty coverages for small to medium sized U.K.-based businesses that was bound through our managing general agent, Aspen Risk Management Limited that we placed into runoff during Q3 2019;
(iv) international cargo insurance that we ceased underwriting during Q4 2018;
(v) our aviation line of business, which we decided to cease underwriting during Q3 2018;
(vi) marine hull insurance written through the Lloyd’s platform that we ceased underwriting during Q3 2018;
(vii) international property insurance previously written via a joint underwriting initiative that we ceased underwriting during Q1 2017; and
(viii) employers and public liability lines previously written that we ceased underwriting during Q4 2015.

	Twelve Months Ended December 31, 2019
	Reinsurance			Insurance
	Ongoing	Legacy (1)	Reinsurance Total	Ongoing	Legacy (2)	Insurance Total	Group Total

Net earned premiums	862.3	392.9	1,255.2	807.3	230.8	1,038.1	2,293.3
Losses and loss adjustment expenses	572.7	345.1	917.9	510.8	251.1	761.8	1,679.7
Amortization of deferred policy acquisition expenses	199.5	65.5	264.9	100.3	47.4	147.8	412.7
General and administrative expenses	103.5	8.2	111.7	176.9	52.9	229.8	341.5
Underwriting (loss)/gain	$(13.4)	$(25.9)	$(39.3)	$19.3	$(120.6)	$(101.3)	$(140.6)

Net investment income							197.3
Net realized and unrealized investment (losses)							(44.0)
Realized (loss) on debt extinguishment							(5.5)
Corporate expenses							(54.5)
Amortization and non-recurring expenses							(125.6)
Other income							0.1
Interest expense							(20.2)
Net realized and unrealized foreign exchange (losses)							(25.8)
(Loss) before tax							(218.8)
Income tax charge							(22.9)
Net (loss)							(241.7)
Ratios
Loss ratio	66.4%	87.8%	73.1%	63.3%	108.8%	73.4%	73.2%
Policy acquisition expense ratio	23.1%	16.7%	21.1%	12.4%	20.5%	14.2%	18.0%
General and administrative expense ratio	12.0%	2.1%	8.9%	21.9%	22.9%	22.1%	22.7%
Expense ratio	35.1%	18.8%	30.0%	34.3%	43.4%	36.3%	40.7%
Combined ratio	101.5%	106.6%	103.1%	97.6%	152.2%	109.7%	113.9%
Accident Year Ex-cat Loss Ratio
Loss ratio	66.4%	87.8%	73.1%	63.3%	108.8%	73.4%	73.2%
Prior year loss development	5.6%	1.8%	4.4%	(1.4)%	(44.7)%	(11.0)%	(2.6)%
Catastrophe losses	(15.2)%	—%	(10.1)%	(1.9)%	(0.5)%	(1.7)%	(6.3)%
Accident year ex-cat loss ratio	56.8%	89.6%	67.4%	60.0%	63.5%	60.7%	64.3%

Legacy reflects business we have elected to cease underwriting following a series of strategic underwriting reviews.

(1) Legacy (reinsurance) represents:
(i) U.S. crop insurance business which was previously written on a reinsurance basis through a strategic partnership until disposed of in Q4 2020;
(ii) our global credit and surety reinsurance business that we ceased underwriting during Q3 2019; and
(iii) and our U.S. Agricultural business written via AgriLogic which was sold in December 2017.

(2) Legacy (insurance) represents:
(i) U.S. surety business, which in July 2020 was subject to a renewal rights transaction;
(ii) includes international marine and energy liability products, and our global accident and health line of business, which, following a strategic review of our underwriting portfolio that began in December 2019, we determined to cease underwriting and started to wind down in February 2020 and March 2020, respectively;
(iii) professional liability and property and casualty coverages for small to medium sized U.K.-based businesses that was bound through our managing general agent, Aspen Risk Management Limited that we placed into runoff during Q3 2019;
(iv) international cargo insurance that we ceased underwriting during Q4 2018;
(v) our aviation line of business, which we decided to cease underwriting during Q3 2018;
(vi) marine hull insurance written through the Lloyd’s platform that we ceased underwriting during Q3 2018;
(vii) international property insurance previously written via a joint underwriting initiative that we ceased underwriting during Q1 2017; and
(viii) employers and public liability lines previously written that we ceased underwriting during Q4 2015.

About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2020, Aspen reported $13.2 billion in total assets, $7.2 billion in gross reserves, $3.0 billion in total shareholders’ equity and $3.7 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc.

For more information about Aspen, please visit www.aspen.co.

(1)    Cautionary Statement Regarding Forward-Looking Statements
This press release may contain written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Aspen believes these factors include, but are not limited to: the actual development of losses and expenses impacting estimates for the COVID-19 pandemic; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, reinsurers or suppliers) related to the COVID-19 pandemic may be greater than expected; Aspen's controlling shareholder owns all of its ordinary shares and has the power to determine the affairs of Aspen; the impact on our operating results from our exit or discontinuation of particular Legacy business; the impact on our operating results and financial condition from our entry into an adverse development cover reinsuring losses incurred on or prior to December 31, 2019; the actual development of losses and expenses impacting estimates for catastrophe events and other weather-related losses; the impact of complex and unique causation and coverage issues associated with the attribution of losses to wind or flood damage or other perils such as fire or business interruption relating to such events; potential uncertainties relating to reinsurance recoveries, reinstatement premiums and other factors inherent in loss estimation; our ability to successfully implement steps to further optimize the business portfolio, ensure capital efficiency and enhance investment returns; the possibility of greater frequency or severity of claims and loss activity, including as a result of natural or man-made (including economic and political risks) catastrophic or material loss events, than our underwriting, reserving, reinsurance purchasing or investment practices have anticipated; the assumptions and uncertainties underlying reserve levels that may be impacted by future payments for settlements of claims and expenses or by other factors causing adverse or favorable development, including our assumptions on inflation costs associated with long-tail casualty business which could differ materially from actual experience; the United Kingdom’s withdrawal from the European Union; a decline in our operating subsidiaries’ ratings with S&P or A.M. Best; the reliability of, and changes in assumptions to, natural and man-made catastrophe pricing, accumulation and estimated loss models; decreased demand for our insurance or reinsurance products; cyclical changes in the insurance and reinsurance industry; the models we use to assess our exposure to losses from future catastrophes contain inherent uncertainties and our actual losses may differ significantly from expectations; our capital models may provide materially different indications than actual results; increased competition from existing (re)insurers and from alternative capital providers and insurance-linked funds and collateralized special purpose insurers on the basis of pricing, capacity, coverage terms, new capital, binding authorities to brokers or other factors and the related demand and supply dynamics as contracts come up for renewal; our ability to execute our business plan to enter new markets, introduce new products and teams and develop new distribution channels, including their integration into our existing operations; our acquisition strategy; the recent consolidation in the (re)insurance industry; loss of one or more of our senior underwriters or key personnel; our ability to exercise capital management initiatives, including the availability of capital to declare dividends, or to arrange banking facilities as a result of prevailing market conditions, the level of catastrophes or other losses or changes in our financial results; changes in general economic conditions including the effects of the COVID-19 pandemic, including inflation, deflation, foreign currency exchange rates, interest rates and other factors that could affect our financial results; the risk of a material decline in the value or liquidity of all or parts of our investment portfolio; the risks associated with the management of capital on behalf of investors; a failure in our operational systems or infrastructure or those of third parties, including those caused by security breaches or cyber-attacks, or data protection failures; evolving issues with respect to interpretation of coverage after major loss events; our ability to adequately model and price the effects of climate cycles and climate change; any intervening legislative or governmental action and changing judicial interpretation and judgments on insurers’ liability to various risks; the risks related to litigation; the effectiveness of our risk management loss limitation methods, including our reinsurance purchasing; changes in the availability, cost or quality of reinsurance or retrocessional coverage; changes in the total industry losses or our share of total industry losses resulting from events, such as catastrophes, that have occurred in prior years or may occur and, with respect to such events, our reliance on loss reports received from cedants and loss adjusters, our reliance on industry loss estimates and those generated by modeling techniques, changes in rulings on flood damage or other exclusions as a result of prevailing lawsuits and case law; the impact of one or more large losses from events other than catastrophes or by an unexpected accumulation of attritional losses and deterioration in loss estimates; the impact of acts of terrorism, acts of war and related legislation; any changes in our reinsurers’ credit quality and the amount and timing of reinsurance recoverables; the continuing and uncertain impact of the current depressed lower growth economic environment in many of the countries in which we operate; our reliance on information and technology and third-party service providers for our operations and systems; the level of inflation in repair costs due to limited availability of labor and materials after catastrophes; the failure of our reinsurers, policyholders, brokers or other intermediaries to honor their payment obligations; our reliance on the assessment and pricing of individual risks by third parties; our dependence on a few brokers for a large portion of our revenues; changes in the U.S. federal income tax laws or regulations applicable to insurance companies and the manner in which such laws and regulations are interpreted; the impact of U.S. tax reform on Aspen’s business, investments, results and assets, including (i) changes to the valuation of deferred tax assets and liabilities, (ii) the impact on intra-group reinsurance transactions, (iii) that the costs associated with U.S. tax reform may be greater than initially expected, and (iv) the risk that technical corrections, regulations and supplemental legislation and future interpretations or applications thereof or other changes may be issued in the future, including the rules affecting the valuation of deferred tax assets; changes in government regulations or tax laws in jurisdictions where we conduct business; changes in accounting principles or policies or in the application of such accounting principles or policies; central bank intervention in the financial markets, trade wars or other protectionist measures relating to international trade arrangements, adverse geopolitical events, domestic political upheavals or other developments that adversely impact global economic conditions; failure of our hedging arrangements to be effective; increased counterparty risk due to the credit impairment of financial institutions; our ability to realize amounts on sales of securities on our balance sheet equivalent to their values recorded for accounting purposes; heightened volatility and/or disruption in global capital and credit markets; and Aspen or Aspen Bermuda Limited becoming subject to income taxes in the United States or the United Kingdom. For a more detailed description of these uncertainties and other factors that could impact the forward-looking statements in this press release, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2020, to be filed with the SEC.

The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

In addition, any estimates relating to loss events involve the exercise of considerable judgment and reflect a combination of ground-up evaluations, information available to date from brokers and cedants, market intelligence, initial tentative loss reports and other sources. The actuarial range of reserves and management’s best estimate represents a distribution from our internal capital model for reserving risk based on our current state of knowledge and explicit and implicit assumptions relating to the incurred pattern of claims, the expected ultimate settlement amount, inflation and dependencies between lines of business. Due to the complexity of factors contributing to losses and the preliminary nature of the information used to prepare estimates, there can be no assurance that Aspen’s ultimate losses will remain within the stated amounts.

Basis of Preparation
Aspen has prepared the financial information contained within this financial results press release in accordance with the principles of U.S. Generally Accepted Accounting Principles (“GAAP”).

Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain “non-GAAP financial measures.” Management believes these non-GAAP financial measures, which may be defined differently by other companies, better explain Aspen’s results of operations in a manner that allows for a more complete understanding of the underlying trends in Aspen’s business. However, these measures should not be viewed as a substitute for those determined in accordance with GAAP.

Operating Income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operational results excluding, as applicable, after-tax net realized and unrealized gains or losses, after-tax net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized gains or losses on investments, amortization of intangible assets and certain non-recurring income and expenses, including expenses associated with Aspen's operational effectiveness and efficiency program.
Aspen excludes the items above from its calculation of operating income because they are either not expected to recur and therefore are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates in part, according to the availability of market opportunities. Aspen believes these amounts are largely independent of its business and underwriting process and including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables investors, analysts, rating agencies and other users of its financial information to more easily analyze Aspen’s results of operations in a manner similar to how management analyzes Aspen’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

	Twelve Months Ended
(in US$ millions except where stated)	December 31, 2020	December 31, 2019

Net (loss) after tax as reported	(40.1)	(241.7)

Add (deduct) non-operating expenses
Net foreign exchange losses	(0.1)	23.9
Net realized losses on investments	14.3	45.8
Net realized loss on debt extinguishment	—	5.5
Non-operating income	(43.1)	—
Non-operating expenses	31.8	118.1
Operating (loss) income after tax	$(37.2)	$(48.4)

Retention ratio is a non-GAAP financial measure and is calculated by dividing net written premiums by gross written premiums.

Accident Year Loss Ratio Excluding Catastrophes is a non-GAAP financial measure. Aspen believes that the presentation of loss ratios excluding catastrophes and prior year reserve movements supports meaningful comparison from period to period of the underlying performance of the business. Accident year loss ratios excluding catastrophes are calculated by dividing net losses excluding catastrophe losses and prior year reserve movements by net earned premiums excluding catastrophe-related reinstatement premiums. Aspen has defined catastrophe losses in 2020 as losses associated with COVID-19, Hurricanes Isaias and Laura, wildfires in California and other weather-related events. Catastrophe losses in 2019 were defined as losses associated with Hurricane Dorian, Typhoons Faxai and Hagibis in Japan, and other weather-related events in India, Australia and the U.S.

	Twelve Months Ended December 31, 2020
Accident year ex CAT loss ratio	Reinsurance	Insurance	Total
	($ in millions)
Net earned premium	$1,292.1	$1,240.5	$2,532.6
Losses and loss adjustment expenses	958.6	882.2	1,840.8
Prior year reserve movements	(36.1)	35.2	(0.9)
Catastrophe losses (including COVID-19 losses)	244.0	116.8	360.8
Losses excluding catastrophes and prior year reserve movements	750.7	730.2	1,480.9
Accident year ex CAT loss ratio	58.1%	58.9%	58.5%

	Twelve Months Ended December 31, 2019
Accident year ex CAT loss ratio	Reinsurance		Insurance		Total
	($ in millions)
Net earned premium	$1,255.2	—	$1,038.1	—	$2,293.3
Losses and loss adjustment expenses	917.9		761.8		1,679.7
Prior year reserve movements	(54.9)		114.4		59.5
Catastrophe losses	125.1		18.1		143.2
Losses excluding catastrophes and prior year reserve movements	847.7		629.3		1,477.0
Accident year ex CAT loss ratio	67.4%		60.7%		64.3%

Operating Combined Ratio is a non-GAAP financial measure and is calculated as the sum of the Accident year ex CAT loss ratio and the expenses ratio excluding non-operating expenses.

	Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019
	($ in millions)
Accident year ex CAT loss ratio	58.5%		64.3%
Expense ratio (excluding non-operating expenses)	33.3%		35.3%
Operating Combined Ratio	91.8%	0.0	99.6%

Combined Ratio Excluding Non-Operating Expenses is a non-GAAP financial measure and is calculated as the sum of the loss ratio and the expense~~s~~ ratio excluding non-operating expenses. The loss ratio is calculated by dividing losses and loss adjustment expenses by net premiums earned. The expense ratio (excluding non-operating expenses) is calculated by dividing the sum of amortization and deferred policy acquisition costs and operating expenses, by net premiums earned.

Combined Ratio (excluding non-operating expenses)	Twelve Months Ended
(in US$ millions except where stated)	December 31, 2020	December 31, 2019

Numerator: Sum of:
Losses and loss adjustment expenses	1,840.8	1,679.7
Amortization and deferred policy acquisition costs	465.7	412.7
General, administrative and corporate expenses	378.2	396.0
Non-operating expenses	32.7	125.6
Numerator total	2,717.4	2,614.0

Denominator: Net earned premiums	2,532.6	2,293.3

Combined ratio	107.3%	113.9%

Adjustments to numerator:
Exclude non-operating expenses	(32.7)	(125.6)
Numerator total - excluding non-operating expenses	2,684.7	2,488.4

Combined ratio (excluding non-operating expenses)	106.0%	108.5%

Comprehensive Income excluding preference dividends is calculated by taking the operating loss after tax, less dividends paid on preference shares and other comprehensive income.

	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2019
	($ in millions)
Net (Loss) after tax as reported	$(40.1)	$(241.7)
Dividends paid on preference shares	(44.5)	(35.9)
Proportion due to non-controlling interest	—	1.2
Other comprehensive income	93.0	$130.5
Total comprehensive income/(loss), less preference dividends	$8.4	$(145.9)